



Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

yieldstreetprismfund.com

YIELDSTREET

YieldStreet Prism Fund

in partnership with **BlackRock**.

Introducing your portfolio builder. Build your alternative portfolio by accessing a variety of primarily fixed-income investments across multiple sectors, managed by our sub-adviser, BlackRock®, coupled with select YieldStreet assets—all in one place.

7%	48 Months	
Distribution Rate [1]	Fund Termination Date [2]	• $20k Minimum Investment • Option for limited liquidity within approximately 15 months [3]

Investments will be accepted here

How Does This Work?

True to YieldStreet's investor-first DNA, we strive to
bring you innovative investing opportunities. The
YieldStreet Prism Fund is no different. The YieldStreet
team has been hard at work to bring you a multi-asset
product and is thrilled to offer this Fund as a potential
portfolio builder. Managed by YieldStreet in partnership
with BlackRock's Global Fixed Income Group as our
sub-adviser, the Fund provides access to selected
assets managed by YieldStreet, alongside a range of
investments in BlackRock's portfolio.

Investors can purchase shares in the YieldStreet Prism
Fund and are expected to receive quarterly
distributions, subject to the authorization of the Fund's
board of directors. The Board has authorized the
Fund's initial quarterly distribution. The per-share net
asset value (NAV) of the Fund will be determined on at
least a quarterly basis. Investors will also have the
opportunity to reinvest their cash distributions each
quarter by opting into the Fund's Distribution
Reinvestment Program (DRIP).



Prism Fund Prospectus

To familiarize yourself with the details of the YieldStreet
Prism Fund, it is important that you review the Prospectus,
which is available for download on this page.

Download Prospectus 

Both YieldStreet and BlackRock will source and invest in cash flow-backed and asset-backed opportunities across multiple asset classes. The Fund's investment objective is to generate current income and, as a secondary objective, capital appreciation.

The YieldStreet Prism Fund also may permit limited investor liquidity that typically is not available in other YieldStreet investment options. Within approximately 15 months after the initial investments go active, and on a quarterly basis thereafter, the Fund may offer to repurchase a limited number of shares from investors subject to approval by the Fund's board of directors and to certain limitations as outlined in the Fund's prospectus. [3]

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Your Portfolio Builder

With one investment, you have the ability to build a fixed-income portfolio focused on generating income.

Multi-Assets

The teams at BlackRock and YieldStreet will have the flexibility to allocate investments across a variety of primarily fixed-income sectors (BlackRock) and selected asset classes (YieldStreet).

Exclusive Access, Only at YieldStreet

BlackRock's Global Fixed Income group will curate and actively manage its portion of the Fund's assets using an investment strategy designed for institutional investors.

Quarterly Distributions

Distributions are expected to be made quarterly, subject to the authorization of the Fund's board of directors. The Board has authorized the Fund's initial quarterly distribution.

Option for Limited Liquidity

Within approximately 15 months after the initial investments go active, and on a quarterly basis thereafter, the Fund may offer to repurchase a limited number of shares from investors subject to approval by the Fund's board of directors and to certain limitations as outlined in the Fund's prospectus. [3]

Distribution Reinvestment Program

Investors will be able to opt in to automatically reinvest their quarterly cash distributions back into the Fund.

Please note that the investment process for the YieldStreet Prism Fund is different from that of other YieldStreet offerings. There will be a period of time between when an investor submits their requested allocation to the Fund and when funds are withdrawn from their Wallet and invested in the Fund. For additional detail, see the "What to Expect from Your Investment" section below.

Get to Know Our Sub-Adviser

BlackRock®

BlackRock, Inc. is a global investment management corporation based in New York City. Founded in 1988, BlackRock is the world's largest asset manager with **$7.43 trillion** in assets under management as of June 2019.



Experienced Team

The YieldStreet Prism Fund will leverage the power of BlackRock's Global Fixed Income expertise with a multi-sector investment team, based in London, New York, and Singapore.



Income Focused Sectors

The Fund's investment strategy gives the BlackRock team flexibility to shift investments across multiple primarily fixed-income sectors and to navigate diverse environments.



Robust Risk Management

As markets shift, BlackRock will regularly evaluate the risk/reward of various asset allocations. A daily risk report and performance attribution and stress testing will be done by an independent Risk & Quantitative Analysis Group.

What To Expect From Your Investment

Get Ready for Your Allocation
In order to invest in the YieldStreet Prism Fund, your YieldStreet investor account setup must be complete, and you must have settled funds for your full allocation in your YieldStreet Wallet.

Investment Window Opens
When the investment window opens, you will submit your desired allocation for the YieldStreet Prism Fund.

Note: Funds will <u>not</u> be pulled from your YieldStreet Wallet at this time, but will be reserved for the Fund in your YieldStreet Wallet.



First Month

Investment Window Closes
Once the minimum offering requirement of $15 million has been allocated by potential investors, the investment window will close and funds will be withdrawn from your YieldStreet Wallet at this time.

"Go Active" Date
Once all investor funds are pulled from the respective Wallets, it will take approximately two business days for initial investments to be made in the Fund and for the Fund to officially go active. Investors should expect to start seeing investment information in their portfolio once the Fund has been live for approximately two weeks.

1-4 Months

Option for Distributions Reinvestment
Investors will be able to opt into a distribution reinvestment program (DRIP) to reinvest any cash distributions back into the Fund.

1-4 Years

Option for Limited Liquidity
Within approximately 15 months after the initial investments go active, and on a quarterly basis thereafter, the Fund may offer to repurchase a limited number of shares from investors subject to approval by the Fund's board of directors and to certain limitations as outlined in the Fund's prospectus.[3]

Fund Termination Date
48 months[2]

Investment Summary

Summary

Distribution Rate [1]	7%
Annual Management Fee [4]	1%
Annual Administrative Expense [5]	Max 0.5%

Schedule

Cash Distribution Schedule	Quarterly
Anticipated Repurchase Offers Schedule [3]	Quarterly
Fund Termination Date [2]	48 Months

Structure

Tax Document	Form 1099
Fund Structure	Closed-End Fund

What risks and other information should I consider?

As with all investments, there are risks associated with the YieldStreet Prism Fund. The risks associated with the Fund are outlined in detail in the Fund's prospectus. Prior to investing, we strongly suggest that you carefully review the prospectus in full, including the risk factors section.

Download Prospectus

How Will the Fund's Assets be Allocated?

To achieve the Fund's investment objective, YieldStreet and BlackRock will allocate the Fund's assets with a focus on income, seeking asset-backed and cash-flow backed opportunities. The Fund will primarily invest in debt securities and other credit instruments across multiple sectors. YieldStreet and BlackRock will have the flexibility to allocate assets across various segments of the securities markets and may focus on particular countries, regions, asset classes and sectors to the exclusion of others at any time and from time to time.

Potential BlackRock sectors may include:

ABS	Asian Credit
Asset-Backed Securities	Corporate debt issued in the Asian markets

Collateralized Loan Obligations	CMBS
Collateralized Loan Obligations	Commercial Mortgage-Backed Securities

Potential YieldStreet asset classes may include:

Legal	Marine

Real Estate	Art

Commercial

Emerging Markets Debt	European Credit
Sovereign and Corporate debt	Corporate debt issued in the European markets

European High Yield	Global Macro Positioning
Corporate debt issued in the European markets	Interest rates and foreign currency positions

High Yield Corporates	Investment Grade Corporates
Corporate debt issued in the US with below investment grade ratings	Corporate debt issued in the US with investment grade ratings

Municipal Bonds	Non-Agency Residential Mtg.
Debt obligations issued by local authorities	Securitized assets predominantly backed by non-conforming residential mortgage loans

Documents & Resources

Prospectus

Investments will be accepted here

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

1 Reflects the initial quarterly distribution declared by the board of directors on February 6, 2020, which will be payable to stockholders of record as of June 10, 2020, and the initial offering price of $10 per share.

2 The Fund will cease investing and seek to liquidate the Fund's remaining portfolio no later than 48 months after the Fund's initial closing. It may take up to twelve months thereafter to fully monetize any remaining illiquid investments in the Fund's portfolio.

3 The Fund intends to offer to repurchase shares from investors at the discretion of the Fund's board of directors and depending upon the performance of the Fund. The Fund will limit the number of shares to be repurchased in any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5% in each quarter. If the number of shares submitted for repurchase by investors exceeds the number of shares the Fund seeks to repurchase, the Fund will repurchase shares on a pro-rata basis, and not on a first-come, first-served basis.

4 The management fee is calculated at an annual rate of 1.00% of the average of the Fund's net assets, excluding cash and cash-equivalents, at the end of the two most recently completed calendar quarters. BlackRock, as the Fund's sub-adviser, is entitled to receive a management fee from YieldStreet, as described in the Fund's prospectus.

5 The Fund's administrator will provide facilities and administrative services necessary for the Fund to operate. The Fund has agreed to reimburse the administrator and its affiliates for the fees, costs and expenses incurred by the administrator and its affiliates in providing such services, up to 0.125% (0.50% annualized) of the Fund's net assets (excluding cash and cash equivalents), as determined as of the end of each calendar quarter. Please refer to the Fund's prospectus for additional information regarding this reimbursement.

300 Park Ave, 15th Floor, New York, NY 10022 844-943-5378 investments@yieldstreetprismfund.com

No communication by YieldStreet Prism Fund Inc. (the "Fund") or YieldStreet Management, LLC (the "Adviser", and together with the Fund, "YieldStreet™"), through this website or any other medium, should be construed or is intended to be a recommendation to purchase, sell or hold any security or otherwise to be investment, tax, financial, accounting, legal, regulatory or compliance advice. Nothing on this website is intended as an offer to purchase or sell securities or a solicitation of any securities transaction.

Any financial projections or returns shown on this website are estimated predictions of performance only, are hypothetical, are not based on actual investment results and are not guarantees of future results. Estimated projections do not represent or guarantee the actual results of any transaction, and no representation is made that any transaction will, or is likely to, achieve results or profits similar to those shown. Any investment information contained herein has been secured from sources that YieldStreet believes are reliable, but we make no representations or warranties as to the accuracy of such information and accept no liability therefore.

Investments in securities offered by the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency), are not guaranteed by YieldStreet or any other party, and may lose value. Neither the Securities and Exchange Commission nor any federal or state securities commission or regulatory authority has recommended or approved any investment or the accuracy or completeness of any of the information or materials provided by or through this website. Investors must be able to afford the loss of their entire investment.

Investments in securities offered by the Fund are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Such investments are highly illiquid and those investors who cannot hold an investment for an indefinite period of time should not invest.

Articles or information from third-party media outside of this domain may discuss YieldStreet or relate to information contained herein, but YieldStreet does not approve and is not responsible for such content.

This website provides preliminary and general information about the securities offered by the Fund and is intended for initial reference purposes only, and is qualified by and subject to more detailed information in the applicable offering materials. This website does not constitute an offer to sell or buy any securities. No offer or sale of any securities will occur without the delivery of offering materials and related documents. View Prospectus

The Fund's adviser is YieldStreet Management, LLC, an investment advisor registered with the Securities and Exchange Commission.

What is the YieldStreet Prism Fund

ACTUAL TRANSCRIPT OF VIDEO

(Milind)



Hi, I'm Milind Mehere, and I'm Michael Weisz and we are the founders of YieldStreet. We're excited to announce a new product category starting with the Prism Fund, a multi-asset solution designed to help diversify your portfolio.

We founded YieldStreet because we believe that access to and distribution of institutional quality investments is fundamentally broken. As an investor-first company, we've always wanted to go a step further. That's why we're so excited to partner with the world's foremost money manager, BlackRock and offer the Prism Fund. As we believe it is a unique, first-of-its-kind offering hitting the market.



If you only have limited dollars to invest, your current choice is 1 or 2 investments on YieldStreet. With this product, you gain access to diversified investments curated by YieldStreet and BlackRock with a single allocation.

Dividends will be paid out quarterly and after the first 12 months, investors will have the option for liquidity. Think of this fund as your portfolio accelerator, allowing you to invest once and *immediately* diversify. Taking your portfolio to the next level.

 

(Michael)

To select BlackRock as our subadvisor, we issued an RFP to several industry titans who have deep expertise and world-class teams focused on Liquid Alternatives, and have also managed over a hundred billion dollars.

Our desire was to create a product that our investors would typically not have access to, with a management strategy that is usually inaccessible to retail investors. There also needed to be a synergistic collaboration with YieldStreet's illiquid securities, the investments you've become accustomed to on our platform.

We chose BlackRock, not only because they are the larger asset managers with over six trillion dollars under management but also because of their deep global presence that they intend to utilize to source investment opportunities globally for the Prism Fund.

 

(Milind)

So if you're interested in learning more about the Prism Fund, we've created extensive resources for you to that dive into *exactly* what you should know and expect about this exciting new product. We hope that this will take you to the next level.